

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2025

Evangelos Perros
Chief Financial Officer
Pagaya Technologies Ltd.
90 Park Ave, 20th Floor
New York, NY 10016

      Re: Pagaya Technologies Ltd.
             Form 20-F for the Fiscal Year ended December 31, 2023
             Filed March 8, 2024
             File No. 001-41430

Dear Evangelos Perros:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Energy & Transportation